UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*

Escalon Medical Corp.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

296074305
(CUSIP Number)

Richard J. DePiano, Jr.
President and Chief Executive Officer
435 Devon Park Drive, Building 100
Wayne, PA 19087; telephone: (610) 688-6830
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a Holder's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.

1	NAME OF HOLDER/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Richard J. DePiano Sr. I.R.S. I.D. No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA & Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,480,627 Shares *
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,480,627 Shares *
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH HOLDER 4,480,627 Shares *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 37.67% *
14	TYPE OF HOLDER (See Instructions) PN

*Assumes conversion of 2,000,000 shares of Series A Convertible Preferred Stock into 4,300,000 shares of Common Stock, See Item 4 of this Schedule D.

Item 1.    Security and Issuer.
This statement relates to shares of the common stock, $.01 par value per share (the "Shares"), of Escalon Medical Corp. (the "Company"). The principal executive offices of the Issuer are located at 435 Devon Park Drive, Suite 100, Wayne, PA 19087.
Item 2.    Identity and Background.

(a) - (c)

This Statement is filed by Richard J. DePiano Sr. ("Mr. DePiano") and DP Associates Inc. Profit-Sharing Plan of which Mr. DePiano is the sole owner and sole trustee (the "Holders"). Investment decisions made on behalf of DP Associates are made primarily through the sole trustee and Mr. DePiano. The principal business address of each Holder is 435 Devon Park Drive, Suite 100, Wayne, PA 19087.
(d)     None of the Holders has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     None of the Holders has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     DePiano is a citizen of the United States and DP Associates is Pennsylvania corporation.

Item 3.    Source and Amount of Funds or Other Consideration.

On February 14, 2018, the Company entered into a Debt Exchange Agreement (the "Exchange Agreement") with the Holders. Pursuant to the terms of the Exchange Agreement, effective 12:01 a.m. February 15, 2018, the Holders exchanged a total of $645,000 principal amount of debt the Company owed the Holders under factoring agreements and notes (the "Notes") the Company entered into with the Holders in February and March of 2016 for 2,000,000 shares of Series A Convertible Preferred Stock (the "Preferred Stock").

Item 4.    Purpose of the Transaction.

Each share the Preferred Stock entitles the Holder thereof to 13 votes per share and will vote together with all other classes and series of stock of the Company as a single class on all actions to be taken by the Company’s stockholders. As a result of this voting power, the Holders currently beneficially own approximately 77.49% of the voting power on all actions to be taken by the Company’s shareholders.

If the Holders were to convert their shares of Preferred Stock into Common Stock at the Conversion Ratio, the Holders would receive a total of 4,300,000 shares of Common Stock, or approximately 36.28% of the currently outstanding shares of Common Stock assuming such conversion. The Holders incorporate by reference the information reported by the Company in Item 1.01 of the Company’s Form 8-K dated

February 14, 2018, which the Company filed with the Securities and Exchange Commission on February 15, 2018 (the “Form 8-K”). The terms of the Preferred Stock are described in Item 5.03 of the Form 8-K.

Mr. DePiano is currently the Chairman of the Board of the Company, and his son is Richard J. DePiano, Jr., the President and Chief Executive Officer of the Company.

Mr. DePiano also holds 140,627 shares of Common Stock and options to purchase 20,000 shares of Common Stock at $1.51 per share, 10,000 shares of Common Stock at $1.57 per share and 10,000 shares of Common Stock at $0.79 per share. Depending upon overall market conditions, other investment opportunities available to the Holders, the availability of Shares at prices that would make the purchase of additional Shares desirable, or the market price at which Shares are then currently trading that would make the sale of Shares desirable (in either case, including market prices that may exist as a result of this filing or other filings by the Holders), the Holders may increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Holders may deem advisable. No Holder has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 5.    Interest in Securities of the Issuer.

(a)-(b)
The aggregate percentage of Shares reported owned by each person named herein is based upon 7,415,329 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's quarterly report on Form 10-K for the year ended June 30, 2018. As of September 30, 2018, DePiano and DP Associates beneficially owned Shares of 4,480,627 Shares, constituting 37.67% of the Shares outstanding. See discussion of Preferred Stock in Item 4 of this Schedule 13D and the information incorporated by reference from the Form 8-K. Mr. DePiano, as President of the sole shareholder of DP Associates, has the authority to vote and dispose of such Shares.
(c)     None of the Holders effected any transactions in the Shares during the past sixty days. See description of the Exchange Agreement in Item 4 of this Schedule 13D, which is incorporated herein by reference.
(d)     No person other than the Holders is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.
(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described or incorporated by reference herein, there are no contracts, arrangements or understandings among the persons named in Item 2 and any other person with respect to the securities of the Company.
Item 7.    Material To Be Filed As Exhibits.

Exhibit No. Exhibit Description

3.1 Statement with Respect to Shares filed February 14, 2018 *

10.1 Debt Exchange Agreement dated as of February 14, 2018 *

•	Incorporated by reference to Exhibits filed with the Form 8-K.

SIGNATURE

After reasonable inquiry and to the best of the undersigneds' knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 23, 2018	/s/ Richard J. DePiano, Sr.
Richard J. DePiano, Sr.